UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

CELSIUS HOLDINGS, INC.
(Name of Issuer)

Common Stock, $.001 Par Value Per Share
(Title of Class of Securities)

15118V108
(CUSIP Number)

Stephen C. Haley
140 N.E. 4th Avenue, Suite C
Delray Beach, FL 33483
(561) 276-2239
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 26, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties to whom copies are to be sent.
*

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 15118V108

1. Names of Reporting Persons.

Stephen C. Haley

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]

(b) [ ]

3. SEC Use Only ............................................................................................................................

4. Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6. Citizenship or Place of Organization United States of America

7. Sole Voting Power 26,744,926

8. Shared Voting Power 0

9. Sole Dispositive Power 26,744,926

10. Shared Dispositive Power 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person 26,744,926

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

13. Percent of Class Represented by Amount in Row (11) 27.4%

14. Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

The name and principal address of the issuer (the "Issuer") to which this statement related is:

Celsius Holdings, Inc.
140 NE 4th Avenue, Suite C
Delray Beach, Florida 33483

The title of the class of equity securities to which this statement relates is:

Common Stock, par value $.001 per share (the "Common Stock").

Item 2. Identity and Background

The person filing this statement is a natural person.

Stephen C. Haley
140 NE 4th Avenue, Suite C
Delray Beach, Florida 33483

Stephen C. Haley is the president, chief executive and chairman of the board of directors of the Issuer, Celsius Holdings, Inc., a Nevada corporation.

During the last five years, Stephen C. Haley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been subject to a civil judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Steven C. Haley is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

On January 26, 2006, the Issuer completed a merger and reorganization (the "Merger") pursuant to a merger agreement and plan of reorganization, by and among the Issuer, Celsius, Inc., a Nevada corporation and wholly-owned subsidiary of the Issuer ("Sub"), Elite FX, Inc., a Florida corporation ("Elite"), and Stephen C. Haley, the "Indemnifying Officer" and "Securityholder Agent" of Elite (the "Merger Agreement"). Pursuant to the terms of the Merger Agreement, Elite was merger into Sub and became a wholly-owned subsidiary of the Issuer. Stephen C. Haley was a shareholder of Elite. As a result of the Merger, Stephen C. Haley received 26,744,926 shares of the Issuer's Common Stock in exchange for all of his shares of Elite. A copy of the Merger Agreement and related agreements are filed as exhibits to the Issuer's February 1, 2007 Form 8-K and are incorporated in this Item 3 by reference. The description of the Merger Agreement and related agreements above is qualified in their entirety by reference to the full text of the Merger Agreement and related agreements.

Item 4. Purpose of Transaction

The purpose of the transaction was to merge Elite into the Issuer's Sub and exchange all shares of Elite common stock for shares of the Issuer's Common Stock. Stephen C. Haley acquired 26,744,926 shares of the Issuer's Common Stock as a result of the Merger described in Item 3.

On January, 19, 2007, Stephen C. Haley was granted options to purchase shares of the common stock of Elite under its 2006 Incentive Stock Plan. These stock options were assumed by the Issuer pursuant to the Merger Agreement and converted into options to purchase up to an aggregate total of 2,005,869 of the Issuer's Common Stock. All of the options have an exercise price of $0.020565 per share. All of the options have an exercise period of ten years from the date of grant. The options vest 33 1/3% per year on the anniversary of the grant date for the following three years.

Item 5. Interest in Securities of the Issuer

(a) The aggregate number of the Issuer's Common Stock beneficially owned by Stephen C. Haley is 26,744,926, which is 27.4% of the Issuer's Common Stock. Pursuant to Rule 13d-3(d)(1) the total does not include 2,005,869 shares Stephen C. Haley has the right to acquire pursuant to outstanding options described in Item 4 which are not exercisable within 60 days of the date hereof. The total also does not include 2,674,493 shares Janice Haley, Stephen C. Haley's wife, has the right to acquire pursuant to outstanding options which are not exercisable within 60 days of the date hereof, the beneficial ownership of which Stephen C. Haley disclaims.

(b) Stephen C. Haley has the sole power to vote and the sole power to dispose 26,744,926 shares of the Issuer's Common Stock.

(c) All of the Issuer's Common Stock owned by Stephen C. Haley was acquired on January 26, 2007 in the Merger described in Item 3.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except the Merger Agreement and related agreements and exhibits described in Item 3 and the options described in Item 4, there are presently no contracts, arrangements, understandings or relationships between Stephen C. Haley and any person with respect to any securities of the Issuer other than those disclosed in this statement.

Item 7. Material to Be Filed as Exhibits

Each of the following Exhibits were attached as Exhibits to the Issuer's February 1, 2007 Form 8-K and are incorporated herein by reference.

Exhibit No.         Document

2.1                         Merger Agreement and Plan of Reorganization and Exhibits
3.1                         Articles of Merger
4.1                         Warrant Agreement
4.2                         Subscription Agreement
4.3                         Registration Rights Agreement
4.4                         Observation Rights and Termination Agreement
10.1                       Stock Grant Agreement
10.2                       Promissory Note
10.3                       Employment Agreement with Stephen Haley
10.6                       Employment Agreement with Janice Haley

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2007
Date

/s/ Stephen C. Haley
Signature

Stephen C. Haley, President, CEO and Chairman
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)